LAWLER & ASSOCIATES

11622 El Camino Real, Suite 100
San Diego, California, 92130
Telephone:  888-675-0888
Facsimile:  866-506-8877

W. Scott Lawler, Esp.
Admitted in California
Thursday, May 14, 2009

Sent Via Edgar

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance, Chief Accountant
Attn.: Anne Nguyen Parker

RE:           Pana-Minerales S.A. (“Pana-Minerales”)
(File No.: 333-154218)

Dear Ms. Parker:

The purpose of this correspondence is to respond to your letter dated April 10, 2009. I have copied the text of your inquiries and retained your numbering for ease of reference.

Inquiry 1. We note your response to our prior comment 2. Your filing states that the “Selling Security Holder is under no obligation, however, to sell any shares immediately pursuant to this prospectus, nor is the Selling Security Holder obligated to sell all or any portion of the shares at any time.” As described by this statement, your offering is not eligible to be made under Rule 415(a)(1)(ix), which pertains to offerings of securities which will be commenced promptly, will be made on a continuous basis and may continue for a period of time in excess of 30 days from the date of initial effectiveness. Please review your registration statement and revise it accordingly to provide that the offering will be made on a prompt and continuous basis consistent with Rule 415(a)(1)(ix).

Response to Inquiry 1. We have removed the statement referred to in this comment. Therefore, we believe that the registration statement consistently provides that the offering will be made on a prompt and continuous basis consistent with Rule 415(a)(1)(ix).

Thank you for your attention to this matter.  Please do not hesitate to contact me directly at 888-675-0888 with any questions regarding the foregoing.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.